Exhibit (a)(8)


                               Supplement No. 3 to
                              Offer to Purchase by
                             AIMCO Properties, L.P.
            of up to 11,750 units of limited partnership interest of

                      Fox Strategic Housing Income Partners

                            for $200 per unit in CASH


We will accept a maximum 11,750 units in response to our As extended, our offer and your withdrawal rights will offer. If more units are tendered to us, we will expire at 5:00 p.m., New York City time, on July 30, generally accept units on a pro rata basis according to 1999, unless we extend the deadline.
the number of units tendered by each person.

Our offer price will be reduced for any distributions made by your partnership since the date of the Purchase and prior to the expiration of our offer.

As extended, our offer and your withdrawal rights will expire at 5:00 p.m., New York City time, on July 30, 1999, unless we extend the deadline.


You will not pay any fees or commissions if you tender your units.

Our offer is not subject to any minimum number of units being tendered.

     See "Risk Factors" beginning on page 2 herein for a description of risk factors that you should consider in connection with our offer, including the following:

     o We determined the offer price of $200 per unit without any arms-length negotiations. Accordingly, our offer price may not reflect the fair market value of your units.

     o Your general partner and the property manager of the residential property are affiliates of ours and, therefore, the general partner has substantial conflicts of interest with respect to our offer.

     o We are making this offer with a view to making a profit and, therefore, there is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price.

     o   Continuation  of  your   partnership  will  result  in  our  affiliates
         continuing to receive management fees from your partnership. Such fees would not be payable if your partnership was liquidated.

     o It is possible that we may conduct a subsequent offer at a higher price.

     o For any units that we acquire from you, you will not receive any future distributions from operating cash flow of your partnership or upon a sale or refinancing of property owned by your partnership.

     o If we acquire a substantial number of units, we will increase our ability to influence voting decisions with respect to your partnership and may control such voting decisions, including but not limited to the removal of the general partner, most amendments to the partnership agreement and the sale of all or substantially all of your partnership's assets.

     If you desire to accept our offer, you should complete and sign the Letter of Transmittal in accordance with the instructions thereto and mail or deliver the signed Letter of Transmittal and any other required documents to River Oaks Partnership Services, Inc., which is acting as Information Agent in connection with our offer, at one of its addresses set forth on the back cover of this Supplement. Questions and requests for assistance or for additional copies of the Offer to Purchase, this Supplement or the Letter of Transmittal may also be directed to the Information Agent at (888) 349-2005.

                                  July 1, 1999

         We are offering to purchase up to 11,750 units, representing approximately 45% of the outstanding units of limited partnership interest in your partnership, for the purchase price of $200 per unit, net to the seller in cash, without

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

interest, less the amount of distributions, if any, made by your partnership in respect of any unit from April 30, 1999 until the expiration date. Our offer is made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 30, 1999, Supplement No. 1 to the Offer to Purchase, dated May 27, 1999, and Supplement No. 2 to the Offer to Purchase, dated June 14, 1999, this Supplement and in the accompanying letter of transmittal.

         If you tender your units in response to our offer you will not be obligated to pay any commissions or partnership transfer fees but will be obligated to pay any transfer taxes (see Instruction 8 to the letter of transmittal). We have retained River Oaks Partnership Services, Inc. to act as the Information Agent in connection with our offer. We will pay all charges and expenses in connection with the services of the Information Agent. The offer is not conditioned on any minimum number of units being tendered. However, certain other conditions do apply. See "The Offer - Section 14. Conditions of the Offer," in the Offer to Purchase.

         Our offer will expire at 5:00 P.M., New York City time, on July 30, 1999, unless extended. We will pay for units tendered pursuant to the offer within ten business day of our acceptance of such units for payment. If you desire to accept our offer, you must complete and sign the letter of transmittal in accordance with the instructions contained therein and forward or hand deliver it, together with any other required documents, to the Information Agent. You may withdraw your tender of units pursuant to the offer at any time prior to the expiration date of our offer and, if we have not accepted such units for payment, on or after August 29, 1999.

         Our Offer to Purchase is amended and supplemented as follows:

1.       By adding the following immediately following the Introduction:

                                  RISK FACTORS

         Before deciding whether or not to tender any of your units, you should consider carefully the following risks and disadvantages of the offer:

No Third Party Valuation or Appraisal; No Arms-Length Negotiation

         We did not base our valuation of the properties owned by your partnership on any third-party appraisal or valuation. We established the terms of our offer without any arms-length negotiation. The terms of the offer could differ if they were subject to independent third party negotiations. It is uncertain whether our offer price reflects the value which would be realized upon a sale of your units to a third party.

No Fairness Opinion From a Third Party

         We did not obtain an opinion from a third party that our offer price is fair from a financial point of view.

Offer Price May Not Represent Fair Market Value

         There is no established or regular trading market for your units, nor is there another reliable standard for determining the fair market value of the units. Our offer price does not necessarily reflect the price that you would receive in an open market for your units. Such prices could be higher than our offer price.

Offer Price Does Not Reflect Future Prospects

         Our offer price is based on your partnership's historical property income. It does not ascribe any value to potential future improvements in the operating performance of your partnership's properties.

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



Offer Price Based on Our Estimate of Liquidation Proceeds

         The offer price represents only our estimate of the amount you would receive if we liquidated the partnership. In determining the liquidation value, we used the direct capitalization method to estimate the value of your partnership's properties because we think a prospective purchaser of the properties would value the properties using this method. In doing so, we applied a capitalization rate to your partnership's property income for the year ended December 31, 1998. If property income for a different period or a different capitalization rate was used, a higher valuation could result. Other methods of valuing your units could also result in a higher valuation.

Offer Price May Not Represent Liquidation Value

         The actual proceeds obtained from a liquidation are highly uncertain and could be more than our estimate. Accordingly, our offer price could be less than the net proceeds that you would realize upon an actual liquidation of your partnership.

Continuation of the Partnership; No Time Frame Regarding Sale of Properties

         Your general partner (which is our subsidiary) is proposing to continue to operate your partnership and not to attempt to liquidate it at the present time. Thus, our offer does not satisfy any expectation that you would receive the return of your investment in the partnership through a sale of any property. It is not known when the properties owned by your partnership may be sold. There may be no way to liquidate your investment in the partnership in the future until the properties are sold and the partnership is liquidated. The general partner of your partnership continually considers whether a property should be sold or otherwise disposed of after consideration of relevant factors, including prevailing economic conditions, availability of favorable financing and tax considerations, with a view to achieving maximum capital appreciation for your partnership. At the current time the general partner of your partnership believes that a sale of the properties would not be advantageous given market conditions, the condition of the properties and tax considerations. In particular, the general partner considered the changes in the local rental market, the potential for appreciation in the value of the properties and the tax consequences to you and your partners on a sale of the properties. We cannot predict when any property will be sold or otherwise disposed of.

Holding Units May Result in Greater Future Value

         You might receive more value if you retain your units until your partnership is liquidated.

Conflicts  of  Interest   With  Respect  to  the  Offer;   No  General   Partner
Recommendation

         The general partner of your partnership is our subsidiary and, therefore, has substantial conflicts of interest with respect to our offer. We are making this offer with a view to making a profit. There is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price. We determined our offer price without negotiation with any other party, including any general or limited partner. Because of our affiliation with the general partner of your partnership, your general partner makes no recommendation as to whether you should tender your units.

Conflicts of Interest Relating to Management Fees

         Since our subsidiaries receive fees for managing your partnership and its properties, a conflict of interest exists between our continuing the partnership and receiving such fees, and the liquidation of the partnership and the termination of such fees. Another conflict is the fact that a decision of the limited partners of your partnership to remove, for any reason, the general partner of your partnership or the property manager of any property owned by your partnership would result in a decrease or elimination of the substantial fees paid to them for services provided to your partnership.

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



Possible Subsequent Offer at a Higher Price

         It is possible that we may conduct a subsequent offer at a higher price. Such a decision will depend on, among other things, the performance of the partnership, prevailing economic conditions, and our interest in acquiring additional limited partnership interests.

Recognition of Taxable Gain on a Sale of Your Units

Your sale of units for cash will be a taxable sale, with the result that you will recognize taxable gain or loss measured by the difference between the amount realized on the sale and your adjusted tax basis in the units of limited partnership interest of your partnership you transfer to us. The "amount realized" with respect to a unit of limited partnership interest of your partnership you transfer to us will be equal to the sum of the amount of cash received by you for the unit sold pursuant to the offer plus the amount of partnership liabilities allocable to the unit. The particular tax consequences for you of our offer will depend upon a number of factors related to your tax situation, including your tax basis in your units of limited partnership interest of your partnership you transfer to us, whether you dispose of all of your units and whether you have available suspended passive losses, credits or other tax items to offset any gain recognized as a result of your sale of your units of limited partnership interest of your partnership. Therefore, depending on your basis in the units and your tax position, your taxable gain and any tax liability resulting from a sale of units to us pursuant to the offer could exceed our offer price. Because the income tax consequences of tendering units will not be the same for everyone, you should consult your own tax advisor to determine the tax consequences of the offer to you.

Loss of Future Distributions from Your Partnership

         If you tender your units in response to our offer, you will transfer to us all right, title and interest in and to all of the units we accept, and the right to receive all distributions in respect of such units on and after the date on which we accept such units for purchase. Accordingly, for any units that we acquire from you, you will not receive any future distributions from operating cash flow of your partnership or upon a sale or refinancing of properties owned by your partnership.

Possible Increase in Control of Your Partnership by Us

Decisions with respect to the day-to-day management of your partnership are the responsibility of the general partner. Because the general partner of your partnership is our affiliate, we control the management of your partnership. Under your partnership's agreement of limited partnership, limited partners holding a majority of the outstanding units must approve certain extraordinary transactions, including the removal of the general partner, the addition of a new general partner, most amendments to the partnership agreement and the sale of all or substantially all of your partnership's assets. If we acquire all the units we are tendering for we will own a majority of the outstanding units and will have the ability to control any vote of the limited partners.

Recognition of Gain Resulting from Possible Future Reduction in Your Partnership Liabilities

         Generally, a decrease in your share of partnership liabilities is treated, for Federal income tax purposes, as a deemed cash distribution.
Although no general partner of your partnership has any current plan or intention to reduce the liabilities of your partnership, it is possible that future economic, market, legal, tax or other considerations may cause a general partner to reduce the liabilities of your partnership. If you retain all or a portion of your units of limited partnership interest of your partnership and the liabilities of your partnership were to be reduced, you will be treated as receiving a hypothetical distribution of cash resulting from a decrease in your share of the liabilities of the partnership. Any such hypothetical distribution of cash would be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your units and thereafter as gain.

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



Possible Termination of Your Partnership for Federal Income Tax Purposes

         If there is a sale or exchange of 50% or more of the total interest in capital and profits of your partnership within any 12-month period, including sales or exchanges resulting from our offer, your partnership will terminate for Federal income tax purposes. Any such termination may, among other things, subject the assets of your partnership to longer depreciable lives than those currently applicable to the assets of your partnership. This would generally decrease the annual average depreciation deductions allocable to you if you do not tender all of your interests of your partnership (thereby increasing the taxable income allocable to your interests of your partnership each year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership. Any such termination may also change (and possibly shorten) your holding period with respect to your interests of your partnership that you choose to retain.]

2. The first sentence under "The Offer - Section 5. Extension of Tender Period; Termination; Amendment" is hereby amended to read as follows:

         We expressly reserve the right, in our reasonable discretion, at any time and from time to time, (i) to extend the period of time during which our offer is open and thereby delay acceptance for payment of, and payment for, any unit, (ii) to terminate the offer and not accept any units not theretofore accepted for payment or paid for if any of the conditions to the offer are not satisfied or if any event occurs that might reasonably be expected to result in a failure to satisfy such conditions, (iii) upon the occurrence of any of the conditions specified in "The Offer - Section 14," to delay the acceptance for payment of, or payment for, any units not already accepted for payment or paid for, and (iv) to amend our offer in any respect (including, without limitation, by increasing the consideration offered, increasing or decreasing the units being sought, or both).

3. The following is added to the end of "The Offer-Section 7. Effects of the Offer-Effect on Trading Market; Reporting Requirements under the Exchange Act of 1934":

         Your partnership currently has 1,311 unitholders of record. While we believe that, even if we purchase the maximum number of units pursuant to the offer, the units will be held by more than 300 persons. If units are tendered which would result in less than 320 unitholders, we will purchase no more than 99% of the units tendered by each unitholder. See "The Offer-Section 1. Terms of the Offer; Expiration Date; Proration."


4. "The Offer - Section 7. Effects of the Offer-Control of Limited Partner Voting Decisions by Purchaser; Effect of Relationship with General Partner" is hereby amended by adding the following at the end thereof:

         Decisions with respect to the day-to-day management of your partnership are the responsibility of the general partner. Because the general partner of your partnership is our affiliate, we control the management of your partnership. Under your partnership's agreement of limited partnership, limited partners holding a majority of the outstanding units must approve certain extraordinary transactions, including the removal of the general partner, the addition of a new general partner, most amendments to the partnership agreement and the sale of all or substantially all of your partnership's assets. If we acquire all the units we are offering to purchase, we will own a majority of the outstanding units and will have the ability to control any vote of the limited partners.

5. The text under "The Offer - Section 12. Source of Funds" is hereby replaced in its entirety by inserting the following in lieu thereof:

         We expect that approximately $2,350,000 will be required to purchase all of the 11,750 limited partnership units that we are seeking in this offer (exclusive of fees and expenses estimated to be $10,000). For more information regarding fees and expenses, see "The Offer - Section 16. Fees and Expenses" in the Offer to Purchase.

         In addition to this offer, we are concurrently making offers to acquire interests in approximately 100 other limited partnerships. If all such offers were fully subscribed for cash, we would be required to pay approximately $260 million for all such units. If for some reason we did not have such funds available we might extend this offer for a period of time sufficient for us to obtain additional funds, or we might terminate this offer. However, based on our past experience with similar offers, we do not expect all such offers to be fully subscribed. Also, in some offers, investors have been offered a choice of cash or securities. As a result, we expect that the funds that will be necessary to consummate all the offers will be substantially less than $200 million. We believe that we have sufficient cash on hand and available sources of financing to pay such amounts. As of March 31, 1999, we had $38,000,000 of cash on hand and $145,000,000 available for borrowing under our existing lines of credit.

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

          Under our $145 million revolving credit facility with Bank of America National Trust and Savings Association ("Bank of America") and BankBoston, N.A., AIMCO Properties, L.P. is the borrower and all obligations thereunder are guaranteed by AIMCO and certain of its subsidiaries. The annual interest rate under the credit facility is based on either LIBOR or Bank of America's reference rate, at our election, plus, an applicable margin. We elect which interest rate will be applicable to particular borrowings under the credit facility. The margin ranges between 2.25% and 2.75% in the case of LIBOR-based loans and between 0.75% and 1.25% in the case of base rate loans, depending upon a ratio of our consolidated unsecured indebtedness to the value of certain unencumbered assets. The credit facility matures on September 30, 1999 unless extended, at the discretion of the lenders. The credit facility provides for the conversion of the revolving facility into a three year term loan. The availability of funds to us under the credit facility is subject to certain borrowing base restrictions and other customary restrictions, including compliance with financial and other covenants thereunder. The financial covenants require us to maintain a ratio of debt to gross asset value of no more than 0.55 to 1.0, an interest coverage ratio of 2.25 to 1.0 and a fixed charge coverage ratio of at least 1.7 to 1.0 from January 1, 1999 through June 30, 1999, and 1.8 to 1.0 thereafter. In addition, the credit facility limits us from distributing more than 80% of our Funds From Operations (as defined) to holders of our units, imposes minimum net worth requirements and provides other financial covenants related to certain unencumbered assets.

6. By adding the following under "The Offer - Section 13. Background of the Offer" immediately after the subsection entitled "Affiliated with the General Partner."

     Background and Reasons for the Offer.

         General. We are in the business of acquiring direct and indirect interests in apartment properties such as the properties owned by your partnership. Our offer provides us with an opportunity to increase our ownership interest in your partnership's properties while providing you and other investors with an opportunity to liquidate your current investment.

         On October 1, 1998, AIMCO merged (the "Insignia Merger") with Insignia Financial Group, Inc. ("Insignia"). As a result of the Insignia Merger, AIMCO acquired approximately 51% of the outstanding common shares of beneficial interest of Insignia Properties Trust ("IPT"). The general partner of your partnership is a wholly owned subsidiary of IPT. Through the Insignia Merger, AIMCO also acquired a majority ownership interest in the entity that manages the properties owned by your partnership. On October 31, 1998, IPT and AIMCO entered into an agreement and plan of merger, dated as of October 1, 1998, pursuant to which IPT merged with AIMCO on February 26, 1999 (the "IPT Merger"). Together with its subsidiaries, AIMCO currently owns, in the aggregate, approximately 15.83% of the outstanding limited partnership units of your partnership.

         One of the reasons we chose to acquire Insignia is that we would be able to make the tender offers to acquire limited partnership interests of some of the limited partnerships formerly controlled or managed by Insignia (the "Insignia Partnerships"). Such offers would provide liquidity for the limited partners of the Insignia Partnerships, and would provide AIMCO Properties, L.P. with a larger asset and capital base and increased diversification. As of the date of this offering, AIMCO Properties, L.P. proposes to make offers to approximately 90 of the Insignia Partnerships, including your partnership.

         During our negotiations with Insignia in early 1998, we decided that if the merger with Insignia were consummated, we could also benefit from making offers for limited partnership interests in the Insignia Partnerships. While some of the Insignia Partnerships are public partnerships and information is publicly available on such partnerships for weighing the benefits of making a tender offer, many of the partnerships are private partnerships and information about such partnerships comes principally from the general partner. Our control of the general partner makes it possible to obtain access to such information. Further, such control also means that we control the operations of the partnerships and their properties. Insignia did not propose that we conduct such tender offers, rather we initiated the offers on our own. We determined in June of 1998 that if the merger with Insignia were consummated, we would offer to limited partners of certain of the Insignia Partnerships limited partnership units of AIMCO Properties, L.P. and/or cash.

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

         Prior Tender Offers. We are aware that tender offers may have been made by unaffiliated third parties to acquire units in your partnership in exchange for cash. We are unaware of the amounts offered, terms, tendering parties or number of units involved in these tender offers. In connection with tender offers made by Insignia affiliates with respect to partnerships for which we are making offers, some limited partners filed lawsuits. We are not aware of any merger, consolidation or other combination involving any of the Insignia Partnerships, or any acquisitions of any of such partnerships or a material amount of the assets of such partnerships.

         Certain Litigation. On March 24, 1998, certain persons claiming to own limited partner interests in certain of the limited partnerships for which our subsidiaries act as general partner (including your partnership) filed a purported class and derivative action in California Superior Court in the County of San Mateo against AIMCO, Insignia, the general partners of the partnerships, certain persons and entities who purportedly formerly controlled the general partners, and additional entities affiliated with and individuals who are officers, directors and/or principals of several of the defendants. The complaint contains allegations that, among other things, (i) the defendants breached fiduciary duties owed to the plaintiffs, or aided and abetted in those purported breaches, by selling or agreeing to sell their "fiduciary positions" as stockholders, officers and directors of the general partners for a profit and retaining said profit rather than distributing it to the plaintiffs; (ii) the defendants breached fiduciary duties, or aided and abetted in those purported breaches, by mismanaging the partnerships and misappropriating assets of the partnerships by (a) manipulating the operations of the partnerships to depress the trading price of limited partnership units of the partnerships; (b) coercing and fraudulently inducing unitholders to sell units to certain of the defendants at depressed prices; and (c) using the voting control obtained by purchasing units at depressed prices to entrench certain of the defendants' positions of control over the partnerships; and (iii) the defendants breached their fiduciary duties to the plaintiffs by (a) selling assets of the partnerships such as mailing lists of unitholders and (b) causing the general partners to enter into exclusive arrangements with their affiliates to sell goods and services to the general partners, the unitholders and tenants of properties owned by the partnerships. The complaint also alleges that the foregoing allegations constitute violations of various California securities, corporate and partnership statutes, as well as conversion and common law fraud. The complaint seeks unspecified compensatory and punitive damages, an injunction blocking the sale of control of the general partners and a court order directing the defendants to discharge their fiduciary duties to the plaintiffs. On June 25, 1998, the defendants filed motions seeking dismissal of the action. In lieu of responding to the motion, plaintiffs have filed an amended complaint. On October 14, 1998, the AIMCO and Insignia defendants filed demurrers to the amended complaint. The demurrers (which are requests to dismiss the action as a matter of law) were heard on February 8, 1999, but no decision has been reached by the Court. While no assurances can be given, we believe that the ultimate outcome of this litigation will not have a material adverse effect on us.

         Alternatives Considered by Your General Partner. Before we commenced this offer, your general partner (which is our subsidiary) considered a number of alternative transactions. The following is a brief discussion of the advantages and disadvantages of the alternatives considered by your general partner.

         Liquidation. One alternative would be for the partnership to sell its assets, distribute the net liquidation proceeds to its partners in accordance with the agreement of limited partnership, and thereafter dissolve. Partners would be at liberty to use the net liquidation proceeds after taxes for investment, business, personal or other purposes, at their option. If your partnership were to sell its assets and liquidate, you and your partners would not need to rely upon capitalization of income or other valuation methods to estimate the fair market value of partnership assets. Instead, such assets would be valued through negotiations with prospective purchasers (in many cases unrelated third parties).

         However, in the opinion of your general partner (which is our subsidiary), the present time may not be the most desirable time to sell the residential real estate assets of your partnership in a private transaction, and the proceeds realized from any such sale would be uncertain. Your general partner believes it currently is in the best interest of your partnership to continue holding its residential real estate assets. Although there might be a prepayment penalty of approximately 1 to 2% of the outstanding balance of the mortgages depending on when and under what circumstances they are prepaid, such prepayment penalties are not a significant factor in determining when a property may be sold. See "The Offer - Section 13. Certain Information Concerning Your Partnership - Investment Objectives and Policies; Sale or Financing of Investments."

         Continuation of the Partnership Without the Offer A second alternative would be for your partnership to continue as a separate legal entity, with its own assets and liabilities and continue to be governed by its existing agreement of limited partnership, without our offer. A number of advantages could result from the continued operation of your partnership. Given improving rental market conditions, the level of distributions might increase over time. It is possible that the private resale market for properties could improve over time, making a sale of the partnership's properties in a private transaction at some point in the future a more attractive option than it is currently. The continuation of your partnership will allow you to continue to participate in the net income and any increases in revenue of your partnership and any net proceeds from the sale of any property owned by your partnership. However, no assurance can be given as to future operating results or as to the results of any attempts to sell any property owned by your partnership.

         There are several risks and disadvantages that result from continuing the operations of your partnership without our offer. If your partnership were continue operating as presently structured, your partnership could be forced to borrow on terms that could result in net losses from operations. In addition, continuation of your partnership without our offer would deny you and your partners the benefits of our offer. For example, you would have no opportunity for liquidity unless you were to sell your units in a private transaction. Any such sale would likely be at a discount from your pro rata share of the fair market value of the properties owned by your partnership.

         Sale of Assets. Your partnership could sell the properties it owns and not liquidate. Your general partner (which is our subsidiary) considers the sale of partnership properties from time to time. However, any such sale would likely be a taxable transaction and, without a liquidating distribution, would not provide limited partners with any cash to pay any tax liabilities arising as a result thereof.

         Alternative Transactions Considered by Us. Before we decided to make our offer, we considered a number of alternative transactions, including purchasing some or all of your partnership's properties or merging your partnership with us. However, both of these alternatives would require a vote of all the limited partners. If the transaction was approved, all limited partners, including those who wish to continue to participate in the ownership of your partnership's properties, would be forced to participate in the transaction. If the transaction was not approved, all limited partners, including those who would like to dispose of their investment in your partnership's properties, would be forced to retain their investment. We also considered an offer to exchange units in your partnership for units of AIMCO Properties, L.P. However because of the expense and delay associated with making such an exchange offer, we decided to make an offer for cash only. In addition, our historical experience has been that most holders of limited partnership units, when given a choice, prefer cash.

7.   The following is added to "The Offer - Section 13.  Background of the Offer
     - Trading History of Units ":

         Tender offers for your units were made by us or our affiliates or affiliates of Insignia in August 1997 for $260 per unit.

         The letter of transmittal and any other required documents should be sent or delivered by each unitholder or such unitholder's broker, dealer, bank, trust company or other nominee to the Information Agent at one of its addresses set forth below.


                     THE INFORMATION AGENT FOR THE OFFER IS:

                      RIVER OAKS PARTNERSHIP SERVICES, INC.

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

           By Mail:               By Overnight Courier:             By Hand:
        P.O. Box 2065               111 Commerce Road          111 Commerce Road
S. Hackensack, N.J. 07606-2065    Carlstadt, N.J. 07072      Carlstadt, N.J. 07072
                               Attn.: Reorganization Dept. Attn.: Reorganization Dept.
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                          For information, please call:

                            TOLL FREE: (888) 349-2005